Exhibit 99.1

Lorus Therapeutics Inc.
Interim Consolidated Balance Sheets

	As at		As at
(amounts in 000's)	February 28, 2007		May 31, 2006
(Canadian dollars)	(Unaudited	)
ASSETS
Current
Cash and cash equivalents	$2,284		$2,692
Marketable securities and other investments (note 4)	6,173		5,627
Prepaid expenses and other assets	614		515
	9,071		8,834
Long-term
Marketable securities and other investments (note 4)	4,779		-
Fixed assets	590		885
Deferred financing charges	402		481
Deferred arrangement costs (Note 7)	530		-
Goodwill	606		606
Acquired patents and licenses	-		655
	6,907		2,627
	$15,978		$11,461
LIABILITIES
Current
Accounts payable	$217		$555
Accrued liabilities (note 5)	1,774		2,460
	1,991		3,015
Long-term
Secured convertible debentures (note 6)	11,684		11,002
SHAREHOLDERS' EQUITY
Share capital (note 3)
Common shares (note 2)	157,449		145,001
Equity portion of secured convertible debentures	3,814		3,814
Stock options (note 3(c))	4,844		4,525
Contributed surplus (note 2(e))	7,706		7,665
Warrants (note 2)	991		991
Deficit accumulated during development stage	(172,501)		(164,552)
	2,303		(2,556)
	$15,978		$11,461

See accompanying notes to the unaudited consolidated interim financial statements
Basis of Presentation Note 1

Lorus Therapeutics Inc.
Interim Consolidated Statements of Loss and Deficit (unaudited)

					Period
	Three	Three	Nine	Nine	from inception
(amounts in 000's except for per common share data)	months ended	months ended	months ended	months ended	Sept. 5, 1986 to
(Canadian dollars)	Feb 28, 2007	Feb 28, 2006	Feb 28, 2007	Feb 28, 2006	Feb 28, 2007
REVENUE	$37	$5	$67	$12	$773

EXPENSES
Cost of sales	6	1	12	2	99
Research and development (note 5)	672	2,296	3,125	8,884	113,600
General and administrative (note 5)	833	909	3,028	3,604	50,503
Stock-based compensation (note 3)	105	400	368	1,105	7,118
Depreciation and amortization of fixed assets	98	130	298	390	9,121
Operating expenses	1,714	3,736	6,831	13,985	180,441
Interest expense on convertible debentures	259	224	786	631	1,968
Accretion in carrying value of convertible debentures	236	202	682	568	1,898
Amortization of deferred financing charges	27	23	79	62	250
Interest income	(137)	(85)	(362)	(295)	(11,283)
Loss for the period	2,062	4,095	7,949	14,939	172,501
Deficit, beginning of period	170,439	157,487	164,552	146,643	-
Deficit, end of period	$172,501	$161,582	$172,501	$161,582	$172,501
Basic and diluted loss per common share	$0.01	$0.02	$0.04	$0.09
Weighted average number of common shares
outstanding used in the calculation of
basic and diluted loss per share	210,670	173,810	202,236	172,911

See accompanying notes to the unaudited interim consolidated financial statements

Lorus Therapeutics Inc.
Interim Consolidated Statements of Cash Flows (unaudited)

					Period
	Three	Three	Nine	Nine	from inception
(amounts in 000's)	months ended	months ended	months ended	months ended	Sept. 5, 1986 to
(Canadian Dollars)	Feb 28, 2007	Feb 28, 2006	Feb 28, 2007	Feb 28, 2006	Feb 28, 2007
OPERATING ACTIVITIES
Loss for the period	$(2,062)	$(4,095)	$(7,949)	$(14,939)	$(172,501)
Add items not requiring a current outlay of cash:
Stock-based compensation	105	400	368	1,105	7,118
Interest expense on convertible debentures	259	224	786	631	1,968
Accretion in carrying value of convertible debentures	236	202	682	568	1,898
Amortization of deferred financing charges	27	23	79	62	250
Depreciation, amortization and write-down of fixed assets
and acquired patents and licenses	98	523	953	1,568	21,682
Other	-	-	-	-	707
Net change in non-cash working capital
balances related to operations	(468)	(1,233)	(1,123)	(120)	469
Cash used in operating activities	(1,805)	(3,956)	(6,204)	(11,125)	(138,409)
INVESTING ACTIVITIES
Maturity (purchase) of short-term investments, net	(2,418)	1,623	(5,325)	16,611	(10,952)
Business acquisition, net of cash received	-	-	-	-	(539)
Acquired patents and licenses	-	-	-	-	(715)
Additions to fixed assets	(3)	(1)	(3)	(74)	(6,052)
Cash proceeds on sale of fixed assets	-	-	-	-	348
Cash (used in) provided by investing activities	(2,421)	1,622	(5,328)	16,537	(17,910)
FINANCING ACTIVITIES
Issuance of debentures, of issuance costs	-	-	-	-	12,948
Issuance of warrants	-	-	-	-	37,405
Issuance of common shares, net	-	-	11,654	-	109,025
Additions to deferred financing/arrangement charges	(530)	-	(530)	-	(775)
Cash provided by financing activities	(530)	-	11,124	-	158,603
(Decrease) increase in cash and cash equivalents during the period	(4,756)	(2,334)	(408)	5,412	2,284
Cash and cash equivalents, beginning of period	7,040	10,522	2,692	2,776	-
Cash and cash equivalents, end of period	$2,284	$8,188	$2,284	$8,188	$2,284

See accompanying notes to the unaudited consolidated interim financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
Three and nine months ended February 28, 2007 and 2006

1.	Basis of presentation

These unaudited interim consolidated financial statements of Lorus Therapeutics Inc. (“the Company”) have been prepared by the Company in accordance with Canadian generally accepted accounting principles for interim financial statements and do not include all the information required for complete financial statements.  The unaudited interim financial statements follow the same accounting policies and methods of application as the audited annual financial statements for the year ended May 31, 2006. These statements should be read in conjunction with the audited consolidated financial statements for the year ended May 31, 2006.

The information presented as at and for the three and nine months ended February 28, 2007 and February 28, 2006 reflect, in the opinion of management, all adjustments consisting only of normal recurring adjustments, necessary for a fair presentation of the results of the interim periods presented. Interim results are not necessarily indicative of results for a full year.

The Company has not earned substantial revenues from its drug candidates and is therefore considered to be in the development stage. The continuation of the Company’s research and development activities is dependent upon the Company’s ability to successfully finance its cash requirements through a combination of equity financing and payments from strategic partners. The Company has no current sources of payments from strategic partners. In addition, the Company will need to repay or refinance the secured convertible debentures on their maturity should the holder not choose to convert the debentures into common shares. There can be no assurance that additional funding will be available at all or on acceptable terms to permit further development of the Company’s product candidates or to repay the convertible debentures on maturity.

Management believes that the Company’s current level of cash and short-term investments will be sufficient to execute the Company’s current planned expenditures for the next twelve months. If the Company is not able to raise additional funds, it may not be able to continue as a going concern and realize its assets and pay its liabilities as they fall due. The financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate. If the going concern basis were not appropriate for these financial statements, then adjustments would be necessary in the carrying value of the assets and liabilities, the reported revenues and expenses and the balance sheet classifications used.

2.   Share capital

(a) Continuity of common shares and warrants

(amounts and units in 000's)	Common Shares Number Amount		Warrants Number Amount
Balance at May 31, 2005	172,541	$144,119	3,000	$991
Interest payments (b)	265	198	—	—
Balance at August 31, 2005	172,806	$144,317	3,000	$991
Interest payments (b)	537	209	—	—
Balance at November 30, 2005	173,343	$144,526	3,000	$991
Interest payments (b)	672	224	—	—
Balance at February 28, 2006	174,015	$144,750	3,000	$991
Interest payments (b)	679	251	—	—
Balance at May 31, 2006	174,694	$145,001	3,000	$991
Equity issuance (c)	33,800	11,640	—	—
Interest payments (b)	792	265	—	—
Stock option exercises	46	22	—	—
Balance at August 31, 2006	209,332	$156,928	3,000	$991
Interest payments (b)	1,031	262	—	—
Balance at November 30, 2006	210,363	$157,190	3,000	$991
Interest payments (b)	915	259	—	—
Balance at February 28, 2007	211,278	$157,449	3,000	$991

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
Three and nine months ended February 28, 2007 and 2006

(b)    Interest payments

Interest payments relate to interest payable on the $15.0 million convertible debentures payable at a rate of prime +1% until such time as the Company’s share price reaches $1.75 for 60 consecutive trading days, at which time, interest will no longer be charged. Common shares issued in payment of interest were issued at a price equal to the weighted average trading price of such shares for the ten trading days immediately preceding their issue in respect of each interest payment.

(c)     Equity issuances

On August 30, 2006, the Company raised gross proceeds of $10.4 million by way of a subscription agreement for 28.8 million common shares at a price of $0.36 per common share. The 28.8 million common shares have been qualified for distribution in Canada under a short form prospectus filed on August 25, 2006 with the Ontario Securities Commission. In connection with the transaction, the investor received demand registration rights that will enable the investor to request the registration or qualification of the common shares for resale in the United States and Canada, subject to certain restrictions. These demand registration rights will expire on June 30, 2012.

On August 31, 2006, the Company raised gross proceeds of $1.8 million by way of a private placement for 5.0 million common shares at a price of $0.36 per common share.

The Company incurred expenses of $527 thousand related to these issuances, which have been recorded as a reduction to share capital.

During the quarter ended August 31, 2006, 46 thousand stock options were exercised for cash proceeds of $14 thousand (August 31, 2005 - nil)

(d)    Loss per share

The Company has excluded from the calculation of diluted loss per share all common shares potentially issuable upon the exercise of stock options, warrants and the convertible debenture that could dilute basic loss per share, because to do so would be anti-dilutive.

(e)   Continuity of contributed surplus

(amounts in 000’s)	Nine months ended February 28, 2007	Nine months ended February 28, 2006
Balance at beginning of the year	$7,665	$6,733
Forfeiture of vested options	41	399
Balance at end of the period	$7,706	$7,132

3.   Stock-based compensation

(a)   Continuity of stock options
	Nine months ended February 28, 2007		Nine months ended February 28, 2006
	Options (000’s)	Weighted average exercise price	Options (000’s)	Weighted average exercise price
Outstanding at beginning of period	10,300	$0.70	8,035	$0.96
Granted	5,318	$0.30	6,521	$0.59
Exercised	(46)	$0.30	―	―
Forfeited	(2,015)	$0.33	(2,770)	$0.84
Outstanding at end of period	13,557	$0.58	11,786	$0.81

For the three and nine month periods ended February 28, 2007 stock compensation expense of $105 thousand (2006 - $400 thousand) and $368 thousand (2006 - $1.1 million) respectively, was recognized, representing the amortization applicable to the current period of the estimated fair value of options granted since June 1, 2002.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
Three and nine months ended February 28, 2007 and 2006

(b)   Fair value assumptions

The following assumptions were used in the Black-Scholes option-pricing model to determine the fair value of stock options granted during the period:
	Three months ended Feb 28, 2007	Nine months ended Feb 28, 2007	Three months ended Feb 28, 2006	Nine months ended Feb 28, 2006
Risk free interest rate	4.50%	4.50%	4.00%	2.25 - 4.00%
Expected dividend yield Expected volatility Expected life of options Weighted average fair value of options granted or modified in the period	0% 75% 5 years $0.18	0% 75-80% 5 years $0.20	0% 70-81% 2.5-5 years $0.17	0% 70-81% 1-5 years $0.39

The amounts estimated according to the Black-Scholes option pricing model may not be indicative of the actual values realized upon the exercise of these options by the holders.

(c)  Continuity of stock options

(amounts in 000's)	2007	2006
Balance at beginning of the year	$4,525	$4,252
Forfeiture of vested stock options	(16)	—
Stock option exercise	(8)	—
Stock option expense	113	291
Balance at August 31,	$4,614	$4,543
Stock option expense	150	414
Forfeiture of vested stock options	(21)	(16)
Balance at November 30,	$4,743	$4,941
Forfeiture of vested stock options	(4)	(383)
Stock option expense	105	400
Balance at February 28	$4,844	$4,958

4.	Marketable securities and other investments

As at February 28, 2007 (amounts in 000’s)

	Less than one year maturities		Greater than one year maturities	Total	Yield to maturity
Fixed income government investments	$1,534	$	―	$1,534	3.91%
Corporate instruments	$4,639		4,779	9,418	3.89-4.14%
Balance	$6,173		$4,779	$10,952

        As at May 31, 2006 (amounts in 000’s)

	Less than one year maturities		Greater than one year maturities	Total	Yield to maturity
Fixed income government investments	$2,838	$	―	$2,838	3.55-3.64%
Corporate instruments	$2,789		―	2,789	3.46-3.87%
Balance	$5,627	$	―	$5,627

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
Three and nine months ended February 28, 2007 and 2006

At February 28, 2007 and May 31, 2006, the carrying values of short-term investments approximate their quoted market values. Short-term investments held at February 28, 2007 have varying maturities from one to ten months (May 2006 - one to six months). Long-term investments have maturities varying from one to five years. (May 2006 - none greater than 1 year)

5.	Corporate changes

(a)   In November 2005, as a means to conserve cash and refocus operations, the Company scaled back some activities related to the Virulizin® technology and implemented a workforce reduction of approximately 39% or 22 employees.

In accordance with EIC 134 - Accounting for Severance and Termination Benefits, during the three-month and six-month periods ended November 30, 2005 the Company recorded severance expense for former employees of $557 thousand. Of this expense, $468 thousand was presented in the income statement as general and administrative expense and $89 thousand as research and development expense. All severance liabilities relating to the Company’s November 2005 corporate changes have been paid as of February 28, 2007 (May 31, 2006 - $154 thousand remained in accrued liabilities).

(b)   Dr. Jim Wright resigned as the President and Chief Executive Officer effective September 21, 2006. The Company accrued a liability based on a mutual separation agreement executed during the three months ended May 31, 2006 of $500 thousand and charged general and administrative expense. Amounts payable under the mutual separation agreement were paid during the third quarter.

6.     Secured convertible debentures

The terms of the secured convertible debentures are described in note 13 to the Company's annual consolidated financial for the year ended May 31, 2006. The debentures are due on October 6, 2009 and may be converted at the holder's option at any time into common shares of the Company at a conversion price of $1.00 per share. The lender has the option to demand repayment in the event of default, including the failure to maintain certain subjective covenants, representations and warranties.

Management assesses on a quarterly basis whether or not events during the quarter could be considered an event of default. This assessment was performed and management believes that there has not been an event of default and that, at February 28, 2007; the term of the debt remains unchanged.

7.	Deferred arrangement costs

During the quarter, the Company incurred approximately $530 thousand in deferred arrangement costs associated with negotiating a possible financing arrangement. These negotiations are ongoing but have not yet resulted in a definitive agreement. Management expects that it will complete these negotiations in the near term and will provide details once an agreement is reached or a statement that negotiations have terminated. These deferred costs and any additional costs would be netted against proceeds from the arrangement if completed or expensed if not completed.